Exhibit 99.287

Condensed Consolidated Interim Financial Statements

Amended and Restated

NexTech AR Solutions Corp.

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian Dollars)

(Unaudited)

NexTech AR Solutions Corp.

Amended and Restated Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in Canadian dollars)

	September 30, 2020	December 31, 2019
	(Restated - Note 17)
ASSETS	$	$
Current assets
Cash	16,388,012	2,849,344
Receivables (Note 4)	1,132,033	403,651
Prepaid expenses and deposits	320,024	200,650
Contract assets	96,640	-
Inventory	2,745,300	1,353,584
Total current assets	20,682,009	4,807,229
Non-current assets
Equipment (Note 5)	277,258	146,555
Right of use asset (Note 6)	1,116,201	-
Intangible assets (Note 7)	2,938,225	1,420,552
Goodwill (Note 7)	4,489,290	2,262,527
Total non-current assets	8,820,974	3,829,634
TOTAL ASSETS	29,502,983	8,636,863
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 8)	2,052,016	1,243,528
Other payables (Note 9)	-	230,174
Deferred revenue (Note 13)	526,005	-
Current portion of lease liability (Note 6)	155,329	-
Contingent consideration (Note 3)	2,224,001	-
Total current liabilities	4,957,351	1,473,702
Long-term liabilities
Long term portion of lease liability (Note 6)	957,404	-
Deferred income tax liability	24,339	96,956
Total Long-term liabilities	981,743	96,956
TOTAL LIABILITIES	5,939,094	1,570,658
SHAREHOLDERS’ EQUITY
Share capital (Note 11)	37,222,588	15,210,041
Convertible debentures (Note 10)	-	1,025,595
Reserves (Note 11)	4,594,679	1,407,330
Deficit	(18,253,378)	(10,576,761)
TOTAL SHAREHOLDERS’ EQUITY	23,563,889	7,066,205
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	29,502,983	8,636,863

Nature of operations and going concern (Note 1)

Subsequent events (Note 16)

Approved by the Board of Directors

“Evan Gappelberg”	, Director	“Paul Duffy”	, Director

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Amended and Restated Condensed Consolidated Interim Statement of Comprehensive Loss

(Unaudited - Expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(Restated - Note 17)		(Restated - Note 17)
	$	$	$	$
Revenue (Note 13)	4,662,928	1,561,426	10,683,942	4,001,068
Cost of sales	(1,705,571)	(895,859)	(4,209,001)	(2,247,258)
Gross profit	2,957,357	665,567	6,474,941	1,753,810
Operating expenses
Sales and marketing (Note 14)	3,657,829	1,048,699	6,705,139	2,559,401
General and administrative (Note 14)	915,976	900,272	3,606,163	1,950,931
Research and development (Note 14)	2,384,168	315,931	3,321,170	1,064,707
Amortization (Note 6 & 7)	189,236	52,047	409,947	114,998
Depreciation (Note 5)	25,440	-	52,723	24,342
Foreign exchange loss (gain)	(15,284)	8,478	(7,307)	35,830
Total operating expenses	7,157,365	2,325,427	14,087,835	5,750,209
Operating loss	(4,200,008)	(1,659,860)	(7,612,894)	(3,996,399)
Loss before income taxes	(4,200,008)	(1,659,860)	(7,612,894)	(3,996,399)
Deferred income tax recovery	24,139	-	72,617	-
Net loss	(4,175,869)	(1,659,860)	(7,540,277)	(3,996,399)
Other comprehensive income (loss)
Exchange differences on translating foreign operations	(195,249)	-	(15,485)	-
Total comprehensive loss	(4,371,118)	(1,659,860)	(7,555,762)	(3,996,399)
Loss per common share
Basic and diluted loss per common share	(0.06)	(0.03)	(0.11)	(0.07)
Weighted average number of common shares outstanding	71,979,018	55,216,009	66,112,703	53,320,252

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Amended and Restated Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in Canadian dollars)

	Number of shares	Share capital	Equity portion of convertible debenture	Reserves	Deficit	Total
		$	$	$	$	$
Balance, December 31, 2018	43,687,872	6,365,393	-	423,463	(2,345,482)	4,443,374
Partial escrow cancellation	(960,000)	-	-	-	-	-
Acquisition of AR Ecommerce LLC	2,000,000	1,620,000	-	-	-	1,620,000
Shares issued for exercise of warrants	8,461,500	2,655,750	-	-	-	2,655,750
Shares issued for acquisition payable	100,000	66,630	-	-	-	66,630
Private placement	2,942,965	1,765,779	-	-	-	1,765,779
Share-based payment	-	-	-	830,732	-	830,732
Shares isued for services	76,913	62,999	-	-	-	62,999
Translation of foreign operations	-	-	-	-	-	-
Net loss	-	-	-	-	(3,996,399)	(3,996,399)
Balance, September 30, 2019	56,309,250	12,536,551	-	1,254,195	(6,341,881)	7,448,865
Balance, December 31, 2019 (Restated – Note 17)	60,509,250	15,210,041	1,025,595	1,407,330	(10,576,761)	7,066,205
Convertible debentures	1,910,163	1,161,935	(1,025,595)	-	(136,340)	-
Shares issued for exercise of warrants	4,282,128	2,987,062	-	-	-	2,987,062
Shares issued for exercise of options	1,938,666	1,447,647	-	(552,547)	-	895,100
Shares issued for purchase of Jolokia	1,000,000	1,160,357	-	-	-	1,160,357
Shares issued to settle related party liability	47,799	38,239	-	-	-	38,239
Shares issued for services	1,063,851	855,894	-	-	-	855,894
Share-based payment	-	-	-	2,989,056	-	2,989,056
Private placement	1,528,036	3,208,876	-	-	-	3,208,876
Short form prospectus	2,035,000	13,227,500	-	-	-	13,227,500
Share issuance costs	-	(2,074,963)	-	766,325	-	(1,308,638)
Translation of foreign operations	-	-	-	(15,485)	-	(15,485)
Net loss	-	-	-	-	(7,540,277)	(7,540,277)
Balance as at September 30, 2020	74,314,893	37,222,588	-	4,594,679	(18,253,378)	23,563,889

The accompanying notes are an integral part of these consolidated interim financial statements.

NexTech AR Solutions Corp.

Amended and Restated Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - Expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	(Restated - Note 17)		(Restated - Note 17)
OPERATING ACTIVITIES	$	$	$	$
Net loss	(4,175,869)	(1,659,860)	(7,540,277)	(3,996,399)
Items not affecting cash:
Amortization of intangible assets	189,236	52,047	409,947	114,998
Amortization of right of use asset	36,007	-	36,007	-
Deferred income tax recovery	(24,139)	-	(72,617)	-
Depreciation of property and equipment	25,440	-	52,723	24,342
Shares issued to settle related party liability	-	-	38,239	-
Share-based payments	2,332,046	307,030	3,844,950	830,732
Changes in non-cash working capital items
Receivables	(867,929)	324,915	(728,382)	(150,727)
Prepaid expenses and deposits	(124,034)	60,877	(119,374)	(576,969)
Inventory	(1,160,476)	(817,608)	(1,488,357)	(1,372,975)
Accounts payable and accrued liabilities	119,806	891,524	600,593	12,065
Other payables	-	183,770	(230,174)	183,770
Deferred revenue	526,005	-	526,005	-
Net cash used in operating activities	(3,123,907)	(657,305)	(4,670,717)	(4,931,163)
INVESTING ACTIVITIES
Cash acquired in a business combination	(45,715)	-	(45,715)	128,670
Cash paid for acquisition of HootView	-	-	-	(85,664)
Cash paid for acquisition of Next Level Ninjas	(719,895)	-	(719,895)	-
Purchase of equipment	(68,022)	-	(68,022)	(12,125)
Net cash used in investing activities	(833,632)	-	(833,632)	30,881
FINANCING ACTIVITIES
Proceeds from exercise of options and warrants	1,949,438	-	3,882,162	2,655,750
Payment of lease obligations	(39,475)	-	(39,475)	-
Net proceeds from short term prospectus	12,118,689	-	12,118,689	-
Net proceeds from private placement	-	1,426,179	3,009,047	1,765,779
Net cash provided by financing activities	14,028,652	1,426,179	18,970,423	4,421,529
Foreign exchange	34,700	-	72,594	(170,542)
Net change in cash	10,105,815	768,874	13,538,668	(649,295)
Cash, beginning	6,282,197	228,689	2,849,344	1,646,858
Cash, ending	16,388,012	997,563	16,388,012	997,563

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

NexTech AR Solutions Corp. (the “Company” or “NexTech”) was incorporated in the province of British Columbia on January 12, 2018. The Company’s principal business activities are the acquisition and development of augmented reality technology for purposes of generating revenue from multiple sources including a platform for omni channel solutions for augmented reality, eCommerce, analytics advertising, and virtual events. The Company’s shares are traded on the Canadian Securities Exchange under the trading symbol “NTAR”, in the United States of America on the OTCQB under the trading symbol “NEXCF”. The Company’s registered office is located at 1200-750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8.

These amended and restated condensed consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate revenue to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required. These factors indicate the existence of a material uncertainty that casts significant doubt on the ability of the Company to continue as a going concern. The unaudited condensed consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of Presentation

These amended and restated condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the audited consolidated financial statements of the Company for the period ended December 31, 2019. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last audited consolidated financial statements as at and for the period ended December 31, 2019.

These amended and restated condensed consolidated interim financial statements have been prepared on a historical cost basis. The preparation of these financial statements requires management to make judgements, estimates and assumptions that affect the application of the accounting policies and reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

These amended and restated condensed consolidated interim financial statements have been prepared in accordance with the same accounting policies and methods of application as the most recent audited consolidated financial statements for the period ended December 31, 2019. These amended and restated condensed consolidated interim financial statements have been amended to correct errors in the amended condensed consolidated interim financial statements dated November 12, 2020. Certain line items in the statements of loss and comprehensive loss, cash flows, statement of financial position and change in shareholders’ equity for nine months ended September 30, 2020 have been adjusted and reclassified according to the nature of the transactions. Refer to Note 16 for details of the restatement adjustments.

These amended and restated condensed consolidated interim financial statements were authorized for issue by the Board of Directors on March 19, 2021.

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Basis of Consolidation

These consolidated financial statements include the financial statement of the Company and the entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances have been eliminated.

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The Company’s wholly owned subsidiaries are NexTech AR Solutions USA LLC, AR Ecommerce LLC, and Jolokia Corporation.

Significant accounting policies

During the nine months ended September 30, 2020, the Company acquired businesses as described in Note 3 and applied the following accounting policies for business combinations, acquired intangible assets, goodwill and government grants. The remaining accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the period ended December 31, 2019.

Business combinations

The Company accounts for business combinations using the acquisition method. Goodwill arising on acquisitions is measured as the fair value of the consideration transferred less the net recognized amount of the estimated fair value of identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. Transaction costs that the Company incurs in connection with a business combination are expensed as incurred. The Company uses its best estimates and assumptions to reasonably value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, and these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with a corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in profit or loss.

Acquired intangible assets

The Company’s intangible assets consist of customer relationships, brand and technology acquired in business combinations. These intangible assets are recorded at their fair value at the acquisition date. The Company estimates the fair value based on the present value of expected future cash flows. After initial recognition, intangible assets are measured at cost less any accumulated amortization and impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. The following table presents the Company’s assessment of the useful life of intangible assets:

Website	10 years
Customer relationships	5-10 years
Supplier relationships	5-10 years
Brand (Trademarks)	2-4 years
Technology	2-3 years

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Intangible assets are tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the recoverable amount of the asset is less than the carrying amount. The recoverable amount is the higher of fair value less costs to sell and value in use.

Government grants

The Company recognises government grants only once there is reasonable assurance that the entity will comply with the conditions attaching to them and the grants will be received. Forgivable loans from government are treated as a government grant when there is reasonable assurance that the entity will meet the terms of forgiveness of the loan. The amounts received shall be recognized into profit or loss on a systematic basis over the periods in which the entity recognises as expenses the related costs for which the grants are intended to compensate. The Company has elected to deduct the grants received against the qualified expenses incurred. During the period, the Company received $238,490 (2019 - $Nil) in forgivable loans which has been recognized against payroll expenses.

Use of estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management makes judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the period ended December 31, 2019, with the addition of the following:

Contingent consideration

The Company measures the contingent consideration payable in a business combination at the estimated fair value at each reporting date. The fair value is estimated based on the range of possible outcomes and Management’s assessment of the likelihood of each outcome.

Fair value of intangible assets

The Company estimates the fair value of intangible assets acquired in a business combination based on the present value of expected future cash flows. This valuation involves subjectivity and estimation uncertainty, including assumptions related to future revenues attributable to customer relationships, customer attrition rates, future expenses, and discount rates.

3.	BUSINESS COMBINATIONS

Jolokia Corporation

On April 30, 2020, the Company acquired 100% of the outstanding voting shares of Jolokia Corporation (“Jolokia) in exchange for the Company’s common shares and contingent consideration. Jolokia provides a video hosted learning and events platform with live streaming capabilities. The operating results of Jolokia have been consolidated into the Company’s results subsequent to the acquisition date. The Company incurred acquisition related costs of $72,033 which have been recorded in general and administrative expense.

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

3.	BUSINESS COMBINATIONS (continued)

The purchase price consists of 1,000,000 common shares of the Company (A) (Note 11), of which 100,000 were issued to the Company and held in treasury for the repayment of liabilities assumed in the transaction (B), cash and contingent consideration with an initial estimated fair value as noted below (C). The contingent consideration payable is measured at the estimated fair value at each reporting date and is expected to be settled in full within a year. The contingent consideration arrangement consists of an additional payment to the selling shareholders for attainment of specific revenue metrics in the year following the acquisition. The potential undiscounted amount of all future payments that the Company could be required to make under this arrangement is between US$0 and US$4,000,000 payable in common shares of NexTech. The Company noted no change since acquisition date in the estimate of the fair value of the contingent consideration as at September 30, 2020.

Share consideration (A)	$1,326,124
Indebtedness shares (B)	(165,765)
Earn-out payment (contingent) (C)	2,224,001
Total Consideration	$3,384,360

The following table presents the purchase priced allocation at the acquisition date:

Net Tangible Assets	$
Cash and cash equivalents	(45,715)
Trade receivable	96,803
Other receivable	1,113
Equipment	118,165
Accounts payable and accrued liabilities	(43,430)
Line of credit	(125,575)
Deferred revenue	(105,000)
(103,639)
Identifiable intangible assets
Customer relationships	943,098
Brand	44,512
Technology	225,342
1,212,952
Goodwill	2,275,047
Total Consideration	3,384,360

The goodwill is mainly attributable to the skills and technical talent of Jolokia’s work force and the synergies expected to the achieved from integrating Jolokia business with the company’s technology and services.

Since the date of acquisition, the acquired company increased group revenues by an estimated $1,299,312 for the nine months ended September 30, 2020.

AR Ecommerce LLC

On January 7, 2019, the Company acquired a 100% interest of AR Ecommerce LLC from its CEO and former COO who each held a 50% interest. NexTech issued 1,000,000 common shares to each officer with a total fair value of $1,620,000.

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

3.	BUSINESS COMBINATIONS (continued)

At the time of the acquisition, the Company determined that AR Ecommerce LLC constituted a business as defined under IFRS 3, Business Combinations, and accounted for it as such. The Company has recognized the identifiable assets and liabilities acquired at their estimated acquisition date fair value. Fair values were determined based on discounted cash flows.

The purchase price allocation (“PPA”) is as follows:

Purchase Price
Common shares issued to acquire AR Ecommerce LLC	2,000,000
Share price	$0.81
Total	$1,620,000

Value of Tangible Assets less Liabilities
Cash	$128,670
Accounts receivable	65,841
Inventory	303,235
Equipment	9,335
Accounts payable and accrued liabilities	(337,117)
Other payables	(11,474)
Deferred tax liability	(206,617)
(48,127)
Valuation of Identified Intangible Assets
Supplier Relationship	329,675
Trademark	408,772
738,447
Goodwill	929,680
Reconciliation to Purchase Price	$1,620,000

The Company estimated the fair value of AR Ecommerce LLC’s supplier relationships and trademark/domain name based on an excess earnings cash flow model using a discount rate of 20% per annum. Furthermore, the excess of the consideration paid over the fair value of the identifiable assets (liabilities acquired were recognized as goodwill, which primarily consisted of the assembled workforce.

4.	RECEIVABLES

	September 30, 2020	December 31, 2019
Trade receivables	$996,386	$319,972
GST receivable (payable)	135,647	83,679
Receivables	$1,132,033	$403,651

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

5.	EQUIPMENT

Equipment
Costs	$
December 31, 2019	196,524
Additions	68,022
Acquisition of Jolokia Corp (Note 3)	293,172
Effects of movement in exchange rates	(14,848)
September 30, 2020	542,870
Accumulated depreciation
December 31, 2019	50,212
Additions	52,723
Acquisition of Jolokia Corp (Note 3)	175,007
Effects of movement in exchange rates	(12,330)
September 30, 2020	265,612
Net book value
December 31, 2019	$146,555
September 30, 2020	$277,258

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

6.	LEASES

The Company entered into a long-term lease agreement related to warehouse space. The lease term is eight years commencing July 1, 2020. The present value of future lease payments were measured using an incremental borrowing rate of 6% per annum as of January 1, 2020. The right of use assets is as follows:

Right of use assets

Total
Balance, December 31, 2019	$-
Additions	1,152,208
Depreciation	(36,007)
At September 30, 2020	$1,116,201

Lease obligations
Total
Balance, December 31, 2019	$-
Additions	1,156,325
Interest expenses	(397)
Lease payments	(40,013)
Effects of movement in exchange rates	(3,182)
At September 30, 2020	$1,112,733

September 30, 2020
Current	$155,329
Non-current	957,404
At September 30, 2020	$1,112,733

The maturity analysis of the lease liabilities as at September 30, 2020 is as follows:

Maturity analysis	September 30, 2020
Less than one year	$162,905
One to five years	917,134
Over five years	353,822
Total undiscounted lease liabilities	1,433,861
Amount representing implicit interest	(321,128)
Balance at September 30, 2020	$1,112,733

Interest expense for the three and nine months ended September 30, 2020 was $397 (2019 - $Nil).

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

7.	INTANGIBLE ASSETS AND GOODWILL

The following table summarizes the continuity of the Company’s intangible assets:

	Websites	Customer relationship	Supplier relationship	Trademark	Brand	Technology	Goodwill	Total
	$	$	$	$	$	$	$	$
Costs
December 31, 2019	85,664	243,695	321,072	1,042,812	-	-	2,262,527	3,955,770
Acquisition of Jolokia (Note 3)	-	943,098	-	-	44,512	225,342	2,275,047	3,487,999
Acquisition of Next Level Ninjas (Note 7)	-	-	-	-	-	719,895	-	719,895
Effects of movement in exchange rates	-	(36,239)	7,503	24,369	(1,979)	1,119	(48,284)	(53,511)
September 30, 2020	85,664	1,150,554	328,575	1,067,181	42,533	946,356	4,489,290	8,110,153
Accumulated depreciation
December 31, 2019	7,674	17,696	31,779	215,542	-	-	-	272,691
Additions	6,425	112,507	24,644	200,097	5,908	60,366	-	409,947
September 30, 2020	14,099	130,203	56,423	415,639	5,908	60,366	-	682,638
Net book value
December 31, 2019	77,990	225,999	289,293	827,270	-	-	2,262,527	3,683,079
September 30, 2020	71,565	1,020,351	272,152	651,542	36,625	885,990	4,489,290	7,427,515

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

7.	INTANGIBLE ASSETS AND GOODWILL (continued)

On August 27, 2020, the Company acquired technology from the Next Level Ninjas acquisition for cash consideration of $719,895.

Goodwill

In January 2019, the Company acquired a 100% interest in AR Ecommerce LLC, which included goodwill, valued at $929,680, at the time of acquisition. In April 2019, the Company acquired a 100% interest Infinite Pet Life, which included goodwill, valued at $1,397,670, at the time of acquisition. In April 2020, the Company acquired a 100% interest in Jolokia, which included goodwill, valued at $2,275,047, at the time of acquisition.

The Company estimated the recoverable amount based on the value-in-use method of the group of cash- generating units that both of the acquired businesses contribute to was higher than the carrying value at December 31, 2019. The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts. Cash flows were projected out 5 years and a terminal value was calculated using a long-term steady growth of 5%. An after-tax discount rate of 20% was used.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2020	December 31, 2019

Accounts payable	$1,891,522	$1,149,901
Accrued liabilities	160,494	93,627
	$2,052,016	$1,243,528

9.	OTHER PAYABLES

In June 2019, the Company issued 100,000 common shares with a fair value of US$50,000 ($66,630) as partial settlement of this debt in addition to a regular instalment payment of US$121,110. Due to issuance of the common shares, the remaining instalment payments were reduced to US$108,611 from US$121,110 per month. The Company paid two instalments of this amount through July and August 2019. In September 2019, the Company renegotiated the repayment terms of its remaining instalment payments owed. Under these renegotiated terms, the Company paid US$20,000 per month from September 2019 through May 2020 and a final payment of US$37,220. As at September 30, 2020 the balance owed for is $nil (December 31, 2019 - $230,174)

The continuity of the other payables is as follows:

	September 30, 2020	December 31, 2019
Opening	$230,174	$772,078
Monthly installments	(230,174)	(475,274)
Issuance of common shares	-	(66,630)
Ending	$-	$230,174

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

10.	CONVERTIBLE DEBENTURES

On July 19, 2019, NexTech issued $985,500 of convertible debentures with an effective interest rate of 9%, which mature thirty-six months from the issuance date. The principal will be repaid in twelve equal instalments and each payment will include interest payable up to the date of repayment. Notwithstanding the foregoing, the first payment will be made six months after the issuance date. The Company, at its discretion, has the option to pay the amount due at each payment date in cash or common shares based on a fixed conversion price of $0.60 per share. The Company has treated these convertible debentures as equity on its statement of financial position.

On May 5, 2020 the Company extinguished the convertible debenture issued on July 19, 2019 with an effective interest rate of 9% with a thirty-six month term.

During the nine months ended September 30, 2020, in relation to the above, $1,051,066 of convertible debt was converted into 1,910,163 common shares. On the conversion date, the aggregate carrying value of the converted portion was $1,161,935 which was allocated to share capital. The extinguishment was subject to a 15% cash prepayment penalty of $136,340.

Of this extinguishment, $492,750 of principal and $1,828 of accrued interest were converted for 824,296 common shares and $105,589 cash pre-payment penalty were to the CEO who is a related party (Note 12).

11.	SHARE CAPITAL

Authorized

As at September 30, 2020 the authorized share capital of the Company was an unlimited number of common shares.

Share Capital

During the period ended September 30, 2020, the Company had the following share capital transactions:

●	issued 1,063,851 shares with a fair value of $855,894 as part of a shares issued for services;

●	issued 47,799 shares with a fair value of $38,239 to settle a related party liability (Note 12);

●	issued 1,910,163 shares as payment on convertible debenture (Note 10);

●	issued 1,000,000 shares with a fair value of $1,326,124 for the acquisition of Jolokia with 100,000 of these issued shares with a fair value of $165,765 held by the Company in treasury for liabilities assumed as part of the transaction (Note 3);

●	issued 1,528,036 units for gross proceeds of $3,208,876. Each unit consists of one share and one-half warrant. Each warrant is exercisable at $3.00 per share for a period of 2 years from issuance. In relation, the Company issued 86,433 broker warrants, with the same terms as the private placement warrants but a different exercise price of $2.19 per share. The fair value of the broker warrants was estimated using the Black Scholes Option Pricing Model with the following assumptions: expected dividend yield of 0%, expected volatility based on historical volatility of 124%, a risk free interest rate of 0.26% and an expected maturity of 2 years. The Company issued broker warrants with a fair value of $113,242 and paid cash of $205,254 for share issuance costs;

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

11.	SHARE CAPITAL (continued)

●	issued 2,035,000 units for gross proceeds of $13,227,000. Each Unit is comprised of one common share in the capital of the Company and one-half of one common share purchase warrant of the Company. Each warrant is exercisable into one common share at a price of $8.00 for a period of 24 months following issuance date. In relation, the Company issued 142,250 broker warrants, with the same terms as the short form prospectus warrants but a different exercise price of $6.50 per share. The fair value of the broker warrants was estimated using the Black Scholes Option Pricing Model with the following assumptions: expected dividend yield of 0%, expected volatility based on historical volatility of 157%, a risk free interest rate of 0.30% and an expected maturity of 2 years. The Company issued broker warrants with a fair value of $653,083 and paid cash of $1,103,384 for shares issuance costs;

●	issued 1,938,666 shares for the exercise of options for proceeds of $895,100. In connection with the exercise an amount of $552,547 was reclassified from reserves to share capital; and

●	issued 4,282,128 shares for the exercise of warrants for proceeds of $2,987,062.

Share purchase warrants
		Weighted
		Average
	Number	Exercise Price
Balance, as at May 31, 2019
Granted	7,302,340	0.83
Exercised	(335,000)	(0.73)
Balance, as at December 31, 2019	6,967,340	$0.83
Granted	2,760,401	5.74
Exercised	(4,282,128)	(0.37)
Balance, as at September 30, 2020	5,445,613	$2.66

The weighted average remaining life on the warrants is 1.33 years.

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

11.	SHARE CAPITAL (continued)

Share purchase warrants
		Weighted
		Average
	Number	Exercise Price
Balance, as at May 31, 2019	5,274,000	0.36
Granted	1,780,000	0.77
Cancelled	(2,495,000)	(0.37)
Exercised	(90,000)	(0.25)
Balance, as at December 31, 2019	4,469,000	$0.52
Granted	5,275,000	3.49
Cancelled	(1,101,667)	(1.60)
Exercised	(1,938,666)	(0.46)
Forfeited	(923,333)	(0.88)
Balance, as at September 30, 2020	5,780,334	$3.04

The weighted average remaining life of the outstanding stock options is 2.46 years.

Stock-based compensation was recognized using the graded vesting method over the vesting period of each tranche. The fair value of all options granted is estimated on the grant date using the Black-Scholes option pricing model. During the nine months ended September 30, 2020, $2,989,056 (2019 - $830,732) was recognized as stock based compensation.

During the nine months ended September 30, 2020, 1,101,667 stock options were cancelled. Accordingly, $1,120,400 was transferred from reserve to capital stock.

The weighted average assumptions used in calculating the fair values are as follows:

Nine months ended
Weighted average	September 30, 2020
Risk free interest rate	1.38%
Expected life of options in years	2.97
Expected dividend yield	0%
Expected stock option volatility	143%
Fair value per option	$1.47

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

11.	SHARE CAPITAL (continued)

		Exercise	Number	Number
Date Granted	Expiry Date	Price	Outstanding	Exercisable

November 1, 2018	November 1, 2021	$0.29	340,000	340,000
November 2, 2018	November 2, 2021	$0.25	138,000	138,000
March 28, 2019	September 28, 2021	$0.60	45,000	45,000
April 17, 2019	April 17, 2022	$0.78	100,000	100,000
May 9, 2019	May 9, 2022	$0.72	39,000	26,000
June 14, 2019	June 14, 2022	$0.65	93,334	20,000
August 19, 2019	August 19, 2022	$0.75	125,000	41,666
October 10, 2019	October 10, 2022	$0.84	775,000	216,666
April 9, 2020	April 9, 2023	$1.34	970,000	-
June 3, 2020	June 3, 2023	$2.28	100,000	-
June 19, 2020	June 19, 2023	$2.20	1,000,000	-
July 2, 2020	July 2, 2023	$5.10	150,000	-
July 9, 2020	July 9, 2023	$6.20	50,000	-
July 13, 2020	July 13, 2023	$8.35	300,000	100,000
July 28, 2020	July 13, 2023	$6.65	50,000	-
August 25, 2020	August 25, 2023	$5.88	550,000	-
September 30, 2020	September 30, 2023	$5.59	955,000	-
Total			5,780,334	1,027,332

12.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

	Three months ended	Nine months ended
	30-Sep-20	30-Sep-20
Remuneration for services	$79,351	$122,479
Share-based payments	165,352	$576,990
	$244,703	$699,469

Amounts due to and from related parties as at September 30, 2020 and December 31, 2019 are as follows:

Related party assets (liabilities)	September 30, 2020	December 31, 2019
Key management personnel	$2,451	$(143,727)

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

12.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

The amounts owing to the related parties as described above are non-secured, non-interest bearing, with no specific terms of repayment. During the period the Company issued 47,799 shares to settle $38,239 of outstanding liabilities to the CEO. During the period, the Company extinguished the convertible debenture, of this extinguishment, $492,750 of principal and $1,828 of accrued interest were converted for 824,296 common shares and $105,589 cash pre-payment penalty were to the CEO. During the period ended December 31, 2019, the company issued $627,000 of convertible debentures to the CEO (Note 10).

13.	REVENUE FROM CONTRACTS WITH CUSTOMERS AND CONTRACT LIABILITIES

The following table presents a disaggregation of revenue by service:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Revenue Service
Product sales	$3,810,195	$1,558,438	$9,344,843	$3,958,423
Technology services	763,155	2,987	1,191,014	42,645
Renewable software licenses	89,578	-	148,085	-
	$4,662,928	$1,561,425	$10,683,942	$4,001,068

Contract liabilities

Contract liabilities represent customer payments received for services to be provided subsequent to the reporting date. Significant changes in contract liabilities are as follows:

	For the three months ended		For the nine months ended
	2020	2019	2020	2019
Contract liabilities, beginning period	$89,879	$-	$-	$-
Addition to deferred revenue - acquisition	-	-	105,000	-
Revenue recognized that was included in contract liabilities	(40,195)	-	(80,389)	-
Amount received for revenue unearned	476,321	-	501,394	-
Contract liabilities, end of period	$526,005	$-	$526,005	$-
Current	$526,005	$-	$526,005	$-
Non-current	-	-	-	-
Contract liabilities, end of period	$526,005	$-	$526,005	$-

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

14.	EXPENSES BY NATURE

The Company presents operating expenses by function with the exception of amortization, depreciation and foreign exchange loss. The following presents operating expenses by nature:

Sales and marketing

	For the three months ended		For the nine months ended
Sales and marketing	2020	2019	2020	2019
Advertising	$1,991,017	$570,824	$3,649,719	$1,393,124
Investor relations	252,683	72,444	463,191	176,803
Management fees	807,405	231,483	1,480,048	564,945
Stock based compensation	606,724	173,948	1,112,181	424,528
	$3,657,829	$1,048,699	$6,705,139	$2,559,401

General and administrative

	For the three months ended		For the nine months ended
General and administrative	2020	2019	2020	2019
Compliance fees	$36,404	$35,780	$143,322	$77,537
Employee benefit	10,672	10,489	42,015	$22,730
Management fees	100,073	98,357	393,984	$213,145
Office	397,177	390,367	1,563,669	$845,943
Professional fees	150,175	147,601	591,234	$319,857
Shipping costs	138,837	136,456	546,595	$295,707
Stock based compensation	82,638	81,222	325,344	$176,011
	$915,976	$900,272	$3,606,163	$1,950,931

Research and development

	For the three months ended		For the nine months ended
Research and development	2020	2019	2020	2019
Maintenance fees	$77,903	$10,323	$108,520	$34,790
Management fees	715,229	94,776	996,321	319,402
Salaries	411,239	54,494	572,860	183,649
Stock based compensation	1,179,797	156,337	1,643,469	526,866
	$2,384,168	$315,931	$3,321,170	$1,064,707

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

15.	FINANCIAL AND CAPITAL RISK MANAGEMENT Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financings and from convertible debentures. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at September 30, 2020, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $239,042.

Interest Rate Risk

The interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The company is not exposed to significant cash flow fluctuations due to interest rate changes. As such, fluctuations in the market interest rates during the three months and nine months ended September 30, 2020 had no significant impact on the Company’s financing expense.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

15.	FINANCIAL AND CAPITAL RISK MANAGEMENT (continued) Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at September 30, 2020, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

16.	SUBSEQUENT EVENTS

On October 1, 2020, the Company acquired the AiR Show (“AiR Show”) application, which allows consumers to view and interact with a human holograms for applications such as virtual concerts, conferences, and other events. The fair value of consideration paid for the acquisition was US$300,000 consisting of US$150,000 of cash consideration and US$150,000 of the Company’s shares.

On November 20, 2020, the Company acquired 100% of the assets of Tiger Web Media (“Map Dynamics”). Map Dynamics is a software platform that provides customers in event management and floorplan booth sales for in-person, virtual, and hybrid events. The purchase price consists of US $600,000 and contingent consideration arrangement that is between US $200,000 and US$400,000. The contingent consideration arrangement consists of an additional payment to the selling shareholders for attainment of specific revenue metrics in the year following the acquisition.

On December 30, 2020, the Company purchased US$2,000,000 in digital assets. Digital assets consist of bitcoins. On January 2, 2021, the Company purchased US$2,000,000 in digital assets. Digital assets consist of bitcoins. On January 21, 2021, the Company sold its bitcoin for a total of US$4,177,837 resulting in a gain of US$177,837.

17.	RESTATEMENT OF THE FINANCIAL STATEMENTS

The condensed consolidated interim financial statements of the Company as at September 30, 2020 and for the period then ended have been restated to adjust previous assessments from its prior filing. The Company reassessed the two acquisitions of Jolokia Corporation and Next Level Ninjas and adjusted the stock-based compensation to adjust for previous estimates made within this calculation subsequent to filing and issuance of the financial statements. The interim financial statements for the period ended September 30, 2020 have been prepared using the most complete information currently available.

It was assessed that the Jolokia acquisition’s consideration estimate was understated and as a result increased to reflect this on this set of statements by $825,289 which was due to a change in the estimated fair value of the share consideration and contingent consideration. This adjustment is reflected through a change in the purchase price allocation of the acquisition in Note 3. After review of the Next Level Ninja acquisition it was determined that this purchase did not represent a business combination as per IFRS 3, rather an intangible asset purchase. As a result, the previously reported Technology, Brand and Goodwill noted in Note 3 attributed to Next Level Ninjas was removed and restated as an addition to the Technology intangible asset. The useful life of this asset was determined to be two years. These two changes also required an adjustment to the corresponding amortization compared to what was previously recorded.

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

17.	RESTATEMENT OF THE FINANCIAL STATEMENTS (continued)

Additionally, the stock-based compensation was adjusted due to a change in estimates for the inputs entered into the Black-Scholes option pricing model as disclosed in Note 11 and incorrect vesting terms were used for some issuances within the initial calculation. An adjustment was also made to reserves to account for the exercise of options in the period.

The following table summarizes the effect of the adjustments described above on the Company’s statement of financial position:

As at September 30, 2020

	Previously Reported	Adjustment	Restated
	$	$	$
Intangible assets	2,442,199	496,026	2,938,225
Goodwill	4,211,566	277,724	4,489,290
Total assets	28,729,234	773,748	29,502,982

Contingent consideration	1,067,181	1,156,820	2,224,001
Total liabilities	4,782,274	1,156,820	5,939,094

Share capital	37,001,572	221,016	37,222,588
Reserves	5,735,985	(1,141,306)	4,594,679
Deficit	(18,790,597)	537,218	(18,253,379)
Shareholders Equity	23,946,960	(383,072)	23,563,888

The following table summarizes the effect of the adjustments described above on the Company’s statement of loss and comprehensive loss:

For the nine months ended September 30, 2020

	Previously Reported	Adjustment	Restated
	$	$	$
Sales and marketing	6,929,946	(224,807)	6,705,139
General and administrative	3,666,063	(59,900)	3,606,163
Research and development	3,612,956	(291,786)	3,321,170
Amortization	370,673	39,274	409,947
Total operating expenses	14,625,054	(537,219)	14,087,835

Net loss	(8,077,496)	(537,219)	(7,540,277)

NexTech AR Solutions Corp.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2020 and 2019

(Unaudited - Expressed in Canadian dollars)

17.	RESTATEMENT OF THE FINANCIAL STATEMENTS (continued)

The following table summarizes the effect of the adjustments described above on the Company’s statement of cash flows:

For the nine months ended September 30, 2020
	Previously Reported	Adjustment	Restated
	$	$	$
Net loss	(8,077,496)	537,219	(7,540,277)
Amortization of intangible assets	370,673	39,274	409,947
Amortization of right of use asset	(79)	36,086	36,007
Share-based payments	4,406,077	(561,127)	3,844,950
Net cash used in operating activities	(4,721,814)	1,472,441	(3,249,373)

Cash acquired in a business combination	-	(45,715)	(45,715)
Net cash used in investing activities	(787,917)	(45,715)	(833,632)